

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Rui de Britto Álvares Affonso
Chief Financial Officer
Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Rua Costa Carvalho, 300
05429-900 São Paulo, SP, Brazil

> **Re:** **Companhia de Saneamento Básico do Estado de São Paulo – SABESP**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 001-31317**

Dear Mr. Affonso:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Cash Flow

Indebtedness Financing

Financial Covenants, page 98

1. We note you included on page 100 a table of your "more restrictive covenants" including the ratio of "Adjusted net debt / Adjusted EBITDA," which you calculated as 3.17:1.00 as of December 31, 2014. We also note the ratio you disclosed in this table as the level you must maintain was 3.80:1.00, and as such, it appeared from this table that you were in compliance with this covenant as of December 31, 2014. We further note your

narrative disclosure on page 99 that you must maintain a level of 3.00:1.00 for this ratio as it relates to your financial covenants with BNDES. Additionally, you disclose in Note 15(ii) to your March 31, 2015 financial statements contained within your Form 6-K filed June 4, 2015, that you failed to meet the required 3.00:1.00 ratio for your agreements with BNDES as of both December 31, 2014 and March 31, 2015, resulting in "this ratio's default." We have the following comments:

- Please tell us more about this covenant with BNDES, including whether this covenant applies to all loans from BNDES, the penalties for non-compliance and any cross-default provisions;

- Please tell us in detail why you did not list the 3.00:1.00 covenant within your table of "more restrictive covenants" on page 100 given that 3.00:1.00 is more restrictive than the ratio of 3.80:1.00 that was disclosed in this table;

- Please tell us how you believe your disclosure within MD&A complied with Section IV(C) of SEC Release No. 33-8350, including but not limited to how you assessed and communicated to investors whether you were reasonably likely to violate this covenant with BNDES. In this regard, if you did not believe you would violate this covenant for two consecutive quarters at the time that you filed your Form 20-F, explain to us in detail why you believed this, particularly in light of the fact that the Form 20-F was not filed until April 29; and

- Please tell us in detail how you determined there was no requirement to disclose this matter in the footnotes to your December 31, 2014 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief